Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

December 9, 2013

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Lone Oak Acquisition Corporation Amendment No. 2 to Schedule TO-I Filed November 22, 2013 File No. 005-86157

Dear Mr. Schwall:

On behalf of our client, Lone Oak Acquisition Corporation, a Cayman Islands company (the “Company”), we hereby provide responses to comments issued in a letter dated December 4, 2013 (the “Staff’s Letter”) regarding the Company’s tender offer on Schedule TO-I (the “Schedule TO”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Schedule TO, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter on a point-by-point basis.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

Schedule TO-I

General

1.	Please provide us with an analysis as to how you will comply with Regulation M with respect to the tender offer and the contemplated distributions of your common stock in connection with the proposed combination with Arabella. As part of your analysis, please tell us whether all required approvals of the combination by the Arabella equity holders had been obtained prior to the first announcement of the tender offer. In this regard, we note Section 4.2 of the Purchase Agreement filed as Exhibit 4.1 to the 6-K filed on October 25, 2013 where Arabella represents and warrants that “[p]romptly following the execution of this Agreement, [Arabella] will...recommend to [Arabella’s] Stockholders the approval and adoption of this Agreement, the Additional Agreements and the other transactions contemplated hereby and thereby, including the Merger.” We also note Section 9.1(a) of the Purchase Agreement makes such Stockholder consent a condition to closing.

H. Roger Schwall December 9, 2013 Page 2

RESPONSE: Although the Purchase Agreement filed as Exhibit 4.1 to the Offer Letter contains the provisions indicated by the Staff implying that Arabella’s members not having approved the transaction prior to entering into the Purchase Agreement, Arabella’s members actually approved the Purchase Agreement and the transactions contemplated thereby on October 15, 2013. The agreement was originally drafted several weeks before it was signed at a time prior to when the members of Arabella had voted to approve the transaction and the provision was inadvertently not removed at signing due to the Company attempting to finalize all documents and make its filings with the SEC as expeditiously as possible. In addition, Section 8.1 of the Purchase Agreement, which all of Arabella’s members signed, requires all the parties to the Agreement (which includes all the members of Arabella) to “take such other actions as may be necessary or desirable in order to consummate or implement expeditiously each of the transactions contemplated by this Agreement in order to transfer the Shares to the Merger Sub and to vest in the Merger Sub good, valid and marketable title to the Shares...” Based on the foregoing, Arabella’s members had already made their investment decision with respect to the acquisition of the Company’s ordinary shares prior to the announcement of the tender offer, and the Company would not be considered to be involved in a distribution of its ordinary shares after such investment decision was made.

In addition, the Company does not believe that the transaction would qualify as a “distribution” under Regulation M. Although the magnitude element of a distribution is satisfied, the Company does not believe that special selling efforts or selling methods were used within the meaning of Regulation M. For example, brokers were not paid to solicit shareholders and Arabella’s six members were not provided with a proxy or a registration statement. Instead, this was a negotiated transaction between parties having equal information and equivalent bargaining power. Since the no special selling efforts or methods were used within the meaning of Regulation M, the Company does not believe there is a distribution as defined in Regulation M and , therefore, Regulation M is not applicable to the transactions contemplated by the Purchase Agreement.

Offer to Purchase

Summary, page 10

2.	We note your response to prior comment 6. Please revise your disclosure on page 12 to discuss how the exercise of outstanding warrants could impact control of the company when the provisions of the Voting Agreement regarding election of directors terminate.

H. Roger Schwall December 9, 2013 Page 3

RESPONSE: The disclosure on page 12 of the Offer Letter has been revised in accordance with the Staff’s comments.

Risk Factors, page 19

3.	Comment 10 of our November 15, 2013 letter asked that you “add a risk factor which discloses the lack of operating experience and discusses the associated risks.” You responded with Texas Railroad Commission production reports through September, 2013 that designate you as operator and comprise about two dozen well-months of production operations We re-issue our comment to amend your document to add a risk factor which discloses the relatively low level of operating experience and discusses the associated risks.

RESPONSE: The disclosure on page 36 of the Offer Letter has been revised to add a risk factor in accordance with the Staff’s comments.

Business, page 49

Overview, page 50

4.	In prior comment 21, we asked that you furnish to us engineering items specified in paragraphs a), b), c) and d). We have received a) and b), but not c) and d). Please furnish to us:

c)	Individual income forecasts and producing rate extrapolations for all the wells/locations in the proved developed, proved undeveloped and unproved categories. Please ensure that these schedules include well count, cumulative production and EUR figures;

d)	Engineering exhibits (e.g. narratives, maps, rate/time plots, volumetric calculations, analogy well performance with maps) for each of the two largest wells/locations in the proved developed, proved undeveloped, probable and possible categories (8 entities in all) as well as the AFE/capital cost inventory for each of the two PUD and unproved properties. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots Address whether unproved reserves are attributed to properties without proved reserves.

Please contact us for ay required clarification.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

H. Roger Schwall December 9, 2013 Page 4

If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

RESPONSE: As discussed with the Staff, the information requested in paragraph c) above was already disclosed in the Offer Letter. The Company has provided supplementally to the Staff copies of the documents referred to in paragraph d) above.

Area History, page 57

5.	In response to our prior comment 27, you provided a U.S. Geological Survey document. We could detect no support for your statement that the Wolfbone oil in place is 350 billion barrels (100 MMBO/square miles x 3,500 square miles). Please amend your document to remove this statement or explain to us why you believe the material provided supports this statement.

RESPONSE: The disclosure indicated by the Staff has been deleted from page 57 of the Offer Letter.

Geology, page 58

6.	In comment 28 of our November 15, 2013 letter, we asked that you support your statement “The wells in the four zones are capable of producing at initial rates exceeding 1,000 BOPD.” You responded with the initial potential 24 hour flow rates for over 200 wells Since all these flow rates are in barrel of oil equivalent (“BOE”) units (i.e. natural gas flow is included at 6 MCFG/BO), all 203 actual oil flow rates appear to be less than 1000 BOPD except for one. Please amend your document by deleting this statement.

RESPONSE: The disclosure indicated by the Staff has been deleted from page 58 of the Offer Letter.

Evaluation and Review of Reserves, page 60

7.	The third party reserve reports which you filed per our prior comment 30 should comply with Item 1202(a)(8) of Regulation S-K. Please file reports that present: (ii) The date on which the report was completed; (iii) The proportion of the registrant’s total reserves covered by the report; (iv) A statement that the assumptions, data, methods, and procedures employed are appropriate for the purpose served by the report; (viii) A statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report; (x) Technical qualifications of the principal engineer (from Item 1202(a)(7)).

H. Roger Schwall December 9, 2013 Page 5

RESPONSE: The information requested in subclause (ii) above was already disclosed in the Offer Letter. Pursuant to discussions with the Staff, the Company has revised the disclosure on page 60 of the Offer Letter in accordance with the Staff’s comment.

8.	In response to our prior comment 31, you revised table on page 63. However, the units for natural gas are MBOE even though it appears the units should be MMCF. If true, please amend your document to correct this.

RESPONSE: The disclosure on page 63 of the Offer Letter has been revised in accordance with the Staff’s comment.

9.	In your response 34 to our prior comment, you added a reserve table on page 62. However, your designations of probable and possible reserves should be revised to specify the volumes for probable developed, probable undeveloped, possible developed and possible undeveloped reserves as prescribed by Regulation S-K, Items 1202(a)iv, 1202(a)v, 1202(a)vi, 1202(a)vii. Please amend your document to comply with Regulation S-K.

RESPONSE: The disclosure on page 62 of the Offer Letter has been revised in accordance with the Staff’s comment.

10.	In your response to our comment 36, you disclosed on page 63, “Arabella believes Arabella will continue to realize cost swings and experience lower relative drilling and completion costs as Arabella convert PUDs into proved developed reserves in upcoming years.” Please note that these anticipated lower drilling and completion costs should not be incorporated into your proved reserves estimates effective August 31, 2013. If there were so incorporated, please revise your estimates accordingly.

RESPONSE: The disclosure on page 63 of the Offer Letter has been revised in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Loan Oak, page 88

11.	We note your response to prior comment 39, and your new disclosure on page 89 that “Lone Oak believes that Arabella was the best merger candidate to create value for Lone Oak’s shareholders.” Please revise to disclose why Lone Oak holds such belief.

H. Roger Schwall December 9, 2013 Page 6

RESPONSE: The disclosure on page 89 has been revised in accordance with the Staff’s comments.

The Offer, page 109

Determination of Validity..., page 115

12.	We note your response to prior comment 50. Please eliminate the impermissible waiver appearing in second to last sentence of the first paragraph on page 115. Please also clarify the meaning of the last sentence of that paragraph.

RESPONSE: The disclosure on page 115 of the Offer Letter has been revised in accordance with the Staff’s comments.

Conditions of the Offer, page 118

13.	We note your response to prior comment 51. Please clarify whether it is a condition to the offer that “either” or “both” of the first two bulleted events on page 118 must have not occurred.

RESPONSE: The disclosure on page 118 of the Offer Letter has been revised to clarify that the Company may terminate or extend the tender offer if either of the listed events has not occurred.

Security Ownership of Certain Beneficial Owners and Management, page 123

14.	We note your disclosure that the table assumes no shares will be issued pursuant to the earnout payment. However, it appears that the number of ordinary shares outstanding post-acquisition, as reflected in notes (3) and (4), assumes issuance of the earnout payment. Please revise your filing to present the information regarding beneficial ownership post-acquisition to assume that no shares will be issued pursuant to the earnout payment. In that regard, we note that the earnout payment is subject to earnout thresholds to be met in future periods.

RESPONSE: The disclosure on page 123 of the Offer Letter has been revised in accordance with the Staff’s comments.

15.	We note your disclosure in notes (3) and (4) that the number of ordinary shares outstanding post-acquisition takes into account the warrants which become exercisable upon close of the Merger. Please revise notes (3) and (4) to clarify, if true, that the ordinary shares underlying the warrants are only deemed to be outstanding for the purpose of computing the percentage of the class owned by the person holding the warrants, and not for the purpose of computing the percentage of the class owned by any other person.

H. Roger Schwall December 9, 2013 Page 7

RESPONSE: The disclosure on page 124 of the Offer Letter has been revised in accordance with the Staff’s comments.

Financial Statements - Arabella Exploration LLC, page F-27

Interim

Note 5 - Related Party Transactions, page F-34

16.	We have read your response to prior comment 55 indicating you have not followed the guidance in FASB ASC 805-50-45 because there were no sales or costs of sales related to the properties transferred to you during the period that these were under common control. However, we do not see where you have identified an accommodation in the guidance based on this criteria.

If you believe that recasting prior periods should not be required because the expenses and cash flows related to such properties were not significant, please quantify such amounts for each period, and submit the details that would otherwise impact your financial reporting, including the oil and gas reserves and the standardized measure for 2011 and 2012; and explain why you do not believe the effects of recasting would be material to the Statements of Operations, Statements of Cash Flows, and Balance Sheets.

RESPONSE: The disclosure on pages F-36 and F-45 has been revised to recast prior periods.

Unaudited Condensed Combined Pro Forma Financial Information, page F-50

17.	We note your response to prior comment 58 wherein you reference various limitations on the ability of the board of directors to act without the approval of non-Arabella designees. Please clarify the extent to which the non-Arabella designees can effectively participate in either of the following corporate actions: selecting, terminating, and setting the compensation of management responsible for implementing policies and procedures; establishing operating and capital budgets, in the ordinary course of business.

RESPONSE: The disclosure on page F-52 of the Offer Letter has been revised in accordance with the Staff’s comments.

18.	We note your response to prior comment 59 which indicates you have reported pro forma reserves and a standardized measure on page F-61. However, it appears you have included only the historical reserves as of December 31, 2012 and August 31, 2013. Please revise to include the pro forma disclosure of reserves and the standardized measure, based on the disclosures required by FASB ASC 932-235-50-3 through 932- 235-50-11B and FASB ASC 932-235-50-29 through 932-235-50-36, incorporating the significant changes in reserves that have occurred subsequent to December 31, 2012, as reported on page 62 of your filing. Please also address the conveyance noted in the subsequent events note, indicating additional properties were transferred after June 30, 2013.

H. Roger Schwall December 9, 2013 Page 8

RESPONSE: The disclosure on page F-61 of the Offer Letter has been revised in accordance with the Staff’s comments.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Loeb & Loeb LLP